UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 7, 2017
Discovery Communications, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number:  001-34177

Delaware	35-2333914
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

One Discovery Place
Silver Spring, Maryland 20910
(Address of principal executive offices, including zip code)

240-662-2000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[X ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events
Explanatory Note
On July 31, 2017, Discovery Communications, Inc. (“Discovery” or "the Company" ) filed a Current Report on Form 8-K (the "Original Form 8-K") announcing that it entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 30, 2017, among Discovery, Scripps Networks Interactive, Inc., an Ohio corporation (“Scripps”), and Skylight Merger Sub, Inc., an Ohio corporation and a wholly owned subsidiary of Discovery (“Merger Sub”).
This Current Report on Form 8-K is being filed by the Company to provide unaudited pro forma condensed combined financial statements in connection with the pending merger and related SEC filings. The unaudited pro forma condensed combined financial statements and explanatory notes as of and for the six months ended June 30, 2017 and for the year ended December 31, 2016 are attached to this Current Report on Form 8-K as Exhibit 99.1 and are filed herewith and incorporated by reference.
Discovery is also filing with this report and incorporating herein by reference (i) the audited historical financial statements of Scripps as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 and (ii) the unaudited historical financial statements of Scripps as of June 30, 2017 and for the three and six months ended June 30, 2017 and 2016. The foregoing are filed as Exhibits 99.3 and 99.4, respectively.
Cautionary Language Regarding Forward-Looking Statements
The statements in the Unaudited Pro Forma Condensed Combined Financial Statements of Discovery and Scripps attached to this Current Report on Form 8-K that are not historical statements, including statements regarding the integration of Discovery and Scripps, the expected timing of the closing of the Merger, the estimated merger consideration and the expected source of cash that will fund the cash portion of the merger consideration, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to numerous risks and uncertainties, many of which are beyond the Discovery’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Discovery’s or Scripps’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Discovery and Scripps and the ultimate outcome of Discovery’s; the effects of the business combination on Discovery and Scripps, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction; expectations regarding regulatory approval of the transaction; and additional risks and uncertainties are contained in Discovery’s and Scripps’s filings with the Securities and Exchange Commission. Discovery is under no obligation, and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof or otherwise set forth herein
Participants in the Solicitation
Discovery Communications and its directors and executive officers, and Scripps Networks Interactive and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery Communications and Scripps Networks Interactive common stock in respect of the proposed merger. Information about the directors and executive officers of Discovery Communications is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 14, 2017 and in its Annual Proxy Statement, which was filed with the SEC on April 5, 2017. Information about the directors and executive officers of Scripps Networks Interactive is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and in its Annual Proxy Statement, which was filed with the SEC on March 29, 2017. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.
Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Communications and Scripps Networks Interactive. In connection with the proposed merger, Discovery Communications intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Discovery Communications and Scripps Networks Interactive with the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery Communications will be made available free of charge on Discovery Communications’ investor relations website at corporate.discovery.com/investors. Free copies of documents filed with the SEC by Scripps Networks Interactive will be made available free of charge on Scripps Networks Interactive’s investor relations website at www.ir.scrippsnetworksinteractive.com.
Item 9.01.    Financial Statements and Exhibits

(d) Exhibits

23.1	Consent of Deloitte & Touche LLP.
99.1
Unaudited Pro Forma Condensed Combined Financial Statements of Discovery Communications, Inc. and Scripps Networks Interactive, Inc. as of and for the six months ended June 30, 2017 and for the year ended December 31, 2016.

99.2
Amended Item 6 Selected Financial Data of Discovery Communications, Inc. December 31, 2016 Form 10-K. The amended table presents the impact of the Preferred Share Exchange Agreement with Advance/Newhouse Programming Partnership on historical earnings per share information, for the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

99.3
Audited Historical Financial Statements of Scripps Networks Interactive, Inc. as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (incorporated by reference to Item 8 of Scripps' Annual Report on Form 10-K for the year ended December 31, 2016 as filed with the SEC on February 24, 2017) (File No. 1-34004).

99.4
Unaudited Historical Financial Statements of Scripps Networks Interactive, Inc. as of June 30, 2017 and for the three and six months ended June 30, 2017 and 2016 (incorporated by reference to Item 1 of Scripps' Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 as filed with the SEC on August 4, 2017) (File No. 1-34004).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Discovery Communications, Inc.

Date: September 7, 2017	By:	/s/ Gunnar Wiedenfels
Gunnar Wiedenfels
Chief Financial Officer